Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 45
DATED DECEMBER 21, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 45 to you in order to supplement our prospectus. This supplement updates information in the "Borrowing", Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 45 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 44 dated December 16, 2004, (Supplement No. 44 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 16, 2004), and must be read in conjunction with our prospectus.

Borrowing

The discussion under this section, which starts on page 91 of our prospectus, is modified and supplemented by the following information regarding our borrowing policies.

On December 16, 2004, an unsecured line of credit facility was executed with Key Bank for up to $100,000,000 with an optional unsecured borrowing capacity of $150,000,000 for a total unsecured borrowing capacity of $250,000,000. The facility has an initial term of one year with two one-year extension options, with an annual variable interest rate.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

American Express Portfolio

On December 16, 2004, we purchased the following six office buildings constructed between 1975 and 2000 and leased them back to American Express Travel Related Services Company, Inc. and IDS Property Casualty Insurance Corporation ("the American Express Related Entities") containing a total 1,890,000 of gross square feet.

Location	Approximate Square Feet	Lease Term	Approximate Purchase Price ($)
20022 N. 31st Avenue	337,439	10 years	54,000,000
Phoenix, AZ

20002 N. 19th Avenue	117,556	10 years	14,000,000
Phoenix, AZ

1001 N. 3rd Avenue	541,542	10 years	95,000,000
Minneapolis, MN

3500 Packerland Drive	132,336	10 years	18,000,000
Depere, WI

7701 Airport Center	389,377	10 years	56,000,000
Greensboro, NC

777 American Expressway	376,348	10 years	63,000,000
Ft. Lauderdale, FL

Total	1,894,598		300,000,000

We purchased this American Express Portfolio from an unaffiliated third party. Our total acquisition cost, including expenses was approximately $300,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $158 per square foot of leasable space.

We purchased these properties with our own funds. On December 17, 2004, we obtained financing on these properties totaling $177,000,000. The loans on these properties require interest only payments with five loans with an annual rate of 4.2675%, and one loan at 4.2975%. All of the loans mature in January 2010.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the property is comparable to market rates. We believe that each of these properties is well located, has acceptable roadway access and is well maintained. These properties will be subject to competition from similar properties within their market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

One tenant, American Express Related Entities, leases 100% of the total gross square feet of each property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate Gross	% of Total GSF of each	Estimated Annual	Base Rent Per Square Foot Per	Estimated Lease	* Term
Location	(Sq. Ft.)	Property	Rent ($) **	Annum ($)	Beginning	To

20022 N. 31st Avenue	337,439	100	3,505,734	10.39	12/04	11/14
Phoenix, AZ

20002 N. 19th Avenue	117,556	100	908,894	7.73	12/04	11/14
Phoenix, AZ

1001 N. 3rd Avenue	541,542	100	6,167,495	11.39	12/04	11/14
Minneapolis, MN

3500 Packerland Drive	132,336	100	1,168,578	8.83	12/04	11/14
Depere, WI

7701 Airport Center	389,377	100	3,635,576	9.34	12/04	11/14
Greensboro, NC

777 American Expressway	376,348	100	4,090,023	10.87	12/04	11/14
Ft. Lauderdale, FL

* Estimated lease term - Lease term to commence on date of sale of the property and have a primary ten year term. Tenant can exercise up to six five - year options on each property.

** Estimated annual rent for the first five years of the primary term.

For federal income tax purposes, the depreciable basis in these properties will be approximately $225,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Maytag Corp. Distribution Center, Iowa City, Iowa

We anticipate purchasing a freestanding distribution center building, containing 750,000 of gross leasable square feet. The building is located at 720 Alexander Way in Iowa City, Iowa.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $23,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $31 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Maytag Corporation, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next ten years.
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Maytag Corp. Distribution Center	750,000	100	2.30	12/04	10/14

For federal income tax purposes, the depreciable basis in this property is approximately $17,625,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of December 17, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	205,399,863	2,053,918,641	215,268,609	1,838,650,032

Shares sold pursuant to our distribution reinvestment program	3,079,019	29,250,678	-	29,250,678

Shares repurchased pursuant to our share repurchase program	(10,350)	(95,734)	-	(95,734)

	208,488,532	2,083,273,585	215,268,609	1,868,004,976

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.